Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form S-1 of Autonomix Medical, Inc. for the registration of common stock and warrants of our report dated May 31, 2024 (except for Note 6a and Note 8a as to which the date is November 12, 2024), with respect to the financial statements of Autonomix Medical, Inc. included in this Form S-1/A. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about Autonomix Medical, Inc.'s ability to continue as a going concern as described in Note 1 to the financial statements. We also consent to the reference to our firm under the caption "Experts" in the Registration Statement.

/s/ Forvis Mazars, LLP

Atlanta, Georgia

November 12, 2024